

(https://sowgoodinvestment.com)



Grow Wealth.
Seed Change.

Build potential value that aligns with your values by investing in companies that make a difference.

*This Is A Non-Binding Indication Of Interest And Does Not Create An Obligation To Invest.

"

Never doubt that a small group of thoughtful, committed citizens can change the world: indeed, it's the only thing that ever has.

Margaret Mead

OUR FOCUS

Areas Of Impact

With our longterm experience, we carefully select companies and gather investors with common interest to invest in exemplary double bottom-line companies in the solar energy, affordable housing, and microfinance sectors.





Solar Energy

Reduces CO2 emissions while fulfilling basic energy needs of low-income families, creating jobs, increasing productivity, and improving health and education.

Learn More >> (https://sowgoodinvestment.com/sun-king/)

Affordable Housing

Provides basic shelter for low-income families while also helping to build assets, improve security, and contribute to their overall financial well-being.

Coming Soon



Microfinance

Helps low-income microentrepreneurs, particularly women, support themselves and stabilize income for themselves and their families.

Coming Soon

FEATURED OPPORTUNITY

Sun King

Since early 2009, Sun King, earlier known as Greenlight Planet has been on a mission to serve the world's nearly 2 billion under-electrified people with access to reliable, affordable, high quality solar powered energy solutions for light, mobile phone charging, and basic entertainment. Today, more than 90 million people in sub-Saharan Africa, Asia and Central America live safer, healthier, and more productive lives thanks to Sun King's solar powered solutions.

ABOUT SUN KING >>
(HTTPS://SOWGOODINVESTMENT.COM/SUN-KING/)



HOW IT WORKS

Building A Better World Together

Sow Good Investments is a branch of Social Investments Managers and Advisors (SIMA) LLC that facilitates investments by both accredited and non-accredited investors in opportunities designed to help create a better world while also building potential wealth for themselves. As part of our commitment to the financial security of our investors, we may seek one or more possible credit enhancements for Sow Good investments.

01





02



Select Companies

SowGood Investments vets companies in need of capital that are making meaningful social and environmental impacts.

Gather Investors

SowGood Investments pools investor capital through the sale of notes under Regulation A+.

03



04



Fund Projects

Companies receive the capital they need to fuel their businesses and their mission and pay back the loan with their profits.

Pay Investors

Receive annual interest payments on their investments until maturity when they can redeem the value of their bonds or reinvest.

ABOUT SIMA

100 Years Of Combined Impact Investing Experience

Sow Good Investments is managed by Social Investment Managers and Advisors (SIMA) LLC, an SEC registered investment advisor known for innovation with 35 employees on the ground in emerging markets. SIMA's principals are some of the longest-serving impact asset managers with cumulatively:

$2.3B
Impact Investments Placed

18
Funds Managed

250+
Companies Financed

Our mission is to improve the lives of our ultimate customers at the bottom of the pyramid by providing demand-driven commercial capital to create and scale profitable businesses with exemplary financial, social, and environmental impact.



**ABOUT SIMA>>
(HTTPS://SIMAFUNDS.COM/)**

SIMA'S PARTNERS & INVESTORS

SIMA, the parent organization of Sow Good Investments, has a wide range of development finance, commercial, and socially motivated investors.



Disclosure: The company is "testing the waters" under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission (SEC) and the sec has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now and could differ in important ways. You must read the documents filed with the sec before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the sec has been qualified by the sec. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.An indication of interest involves no obligation or commitment of any kind.



(https://sowgoodinvestment.com)



Investment Opportunities ❯ Solar

*This Is A Non-Binding Indication Of Interest And Does Not Create An Obligation To Invest.



Empowering The Planet With Affordable Solar Energy

Invest in the world's leading provider of affordable off-grid solar solutions for underpowered communities. Access to power leads to brighter futures.

OFFER

Invest In Solar Empowerment

Sun King brings affordable light, energy, and employment to homes in under-electrified and off-grid communities around the world. With its pay-as-you-go business model and team of over 6,000 local agents, Sun King is the largest provider in off-grid solar and has captured 47% of the global market. An investment in Sun King will help to expand its reach in Africa from 7 to 10 countries in the next 12 months, providing hundreds of thousands of families much-needed access to power and opportunity.

7%
Annual Yield

3yr
Investment Term

$500
Minimum Investment

LIGHTING THE WAY

Providing Affordable Off-Grid Solar Solutions For Over 13 Years

Since early 2009, Sun King (formerly known as Greenlight Planet) has been on a mission to serve the world's nearly 2 billion under-electrified people with access to reliable, affordable, high quality solar powered energy solutions for light, mobile phone charging, and basic entertainment.



90M
Lives Impacted

70MW
Total Solar Capacity Installed

23M
Mt CO2 Offset

OUR BUSINESS

Access To Power Though Financing

Sun King's EasyBuy 'pay-as-you-go' (PAYG) technology enables consumers to pay for their solar assets through installment payments. This drastically improves affordability and enables more off-grid homes to get access to clean solar energy for roughly the same monthly cost as they were previously spending on kerosene and candles. Once they have paid for the system in full, the energy is free.

3.6M
PAYG Solar Clients

90M
Lives Impacted

150K
Solar Home Systems Financed Each Month

$500M
Solar Purchase Credit Extended

COMMUNITY

Powering Communities With Employment Opportunities

Sun King creates large scale formal employment and income- generating opportunities in regions that lack significant opportunities and is building valuable future green transition job skills. The Sun King EasyBuy direct sales network has created income generating opportunities for 20,000 independent commission sales agents.

GLOBAL IMPACT

15M

Homes Connected Wordwide

Today, more than 90 million people in sub-Saharan Africa, Asia and Central America live safer, healthier, and more productive lives thanks to Sun King's solar powered solutions.



Sun King's presence around the world

Download Our Free Investor Guide

Learn more about how you can invest in a brighter world through solar energy. Sun King is empowering the planet by providing affordably-financed access to power and employment opportunities in rural communities around the globe.

*This Is A Non-Binding Indication Of Interest And Does Not Create An Obligation To Invest.

Disclosure: The company is "testing the waters" under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission (SEC) and the sec has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now and could differ in important ways. You must read the documents filed with the sec before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the sec has been qualified by the sec. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.An indication of interest involves no obligation or commitment of any kind.